SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. )*

Firepond, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

318224 10 2

(CUSIP Number)

Douglas Croxall
Jaguar Technology Holdings, LLC
74-785 Highway 111, Suite 103
Indian Wells, California 92210
Telephone: (760) 674-1074

with a copy to:
Morrison & Foerster LLP
555 West Fifth Street, Suite 3500
Los Angeles, CA 90013
Telephone: (213) 892-5200
Attention: Allen Z. Sussman, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318224 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jaguar Technology Holdings, LLC / 20-0289337

2.	Check the Appropriate Box if a Member of a Group *
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,665,535 shares of common stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,665,535 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,535 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 45.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 318224 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fire Transaction Sub, Inc. / 20-0302686

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,665,535 shares of common stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,665,535 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,535 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 45.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 318224 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Riverland Enterprises LLC / 30-0015181

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,665,535 shares of common stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,665,535 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,535 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 45.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 318224 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Douglas Croxall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,665,535 shares of common stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,665,535 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,535 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 45.4%

14.	Type of Reporting Person (See Instructions) IN

ITEMS TO SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to shares of the common stock, par value $0.10 per share (the “Common Stock”), of Firepond, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 8009 South 34th Avenue, Minneapolis, Minnesota 55425. The telephone number of the principal executive offices of the Issuer is (952) 229-2300.

Item 2.	Identity and Background

This Schedule 13D is filed by Jaguar Technology Holdings, LLC, a Delaware limited liability company (“Jaguar”), Fire Transaction Sub, Inc., a Delaware corporation (“FireSub”), Riverland Enterprises LLC, a Delaware limited liability company (“Riverland”), and Douglas Croxall (“Croxall”) (collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons, other than Riverland, is 74-785 Highway 111, Suite 103, Indian Wells, California 92210.  The principal business address of Riverland is 9595 Wilshire Blvd., Suite 711, Beverly Hills, California  90212.

FireSub is a wholly-owned subsidiary of Jaguar.  Jaguar is a limited liability company with two members, Riverland, which is the managing member, and Dan Laikin (“Laikin”).  Riverland is a single-member limited liability company whose sole member is Croxall.

The principal business of Jaguar is the acquisition and operation of mission critical technology companies.  Jaguar has not carried on any activities to date other than those incident to its formation, entering into the Merger Agreement and Voting Agreements (as defined below), and related matters.  FireSub was formed for the purpose of making a tender offer for all of the common stock of the Issuer.  The principal business of Riverland is holding of investments in various entities and providing strategic advisory services.  The principal occupation of Mr. Croxall is serving as the managing member of Riverland, the President, Chief Executive Officer and Director of FireSub, and a managing member of Acclaim Financial Group III, LLC, a closely held investment company.  The principal occupation of Mr. Laikin is Chief Operating Officer of National Lampoon, Inc. and managing partner of Four Leaf Partners, LLC, a closely held investment company, concentrating on the startup and financing of high technology and Internet-related companies.

During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons or Mr. Laikin has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons or Mr. Laikin has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Mr. Croxall and Mr. Laikin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Jaguar and FireSub entered into separate Tender and Voting Agreements, dated October 8, 2003 (the “Voting Agreements”), with each of GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 40, L.P., General Atlantic Partners 46, L.P., and General Atlantic Partners 52, L.P.

(collectively, the “GAP Stockholders”) as consideration for and a material inducement to Jaguar and FireSub to enter into the Agreement and Plan of Merger, dated October 8, 2003, among Jaguar, FireSub and the Issuer (the “Merger Agreement”).  The source of funds for the consideration payable under the Merger Agreement is expected to be borrowings pursuant to a financing commitment provided to Jaguar from TSD Investments, LLC.

Item 4.	Purpose of Transaction

On October 8, 2003, Jaguar, FireSub and the Issuer entered into the Merger Agreement, which provides for the commencement by FireSub of a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Common Stock of the Issuer at a price of $3.16 per share and, following the purchase of the shares pursuant to the tender offer (subject to the conditions set forth in the Merger Agreement), a merger of FireSub into the Issuer with the Issuer as the surviving corporation (the “Merger”).  At the effective time of the Merger, each outstanding share of Common Stock (other than certain shares described in the Merger Agreement) will be converted into the right to receive $3.16 per share in cash.

The directors and officers of FireSub at the effective time of the Merger will become the directors and officers of the Issuer at the time of the Merger.  Following the Merger, Jaguar intends to undertake a comprehensive review of the Issuer’s business, operations, capitalization and management with a view to optimizing development of the Issuer’s business potential.  Following the Merger, the Common Stock will be de-listed from NASDAQ and will cease to be registered under the Securities Exchange Act of 1934, as amended.

Jaguar, FireSub and the GAP Stockholders entered into the Voting Agreements pursuant to which the GAP Stockholders have each agreed, among other things, (i) to tender in the Tender Offer all shares of Common Stock beneficially owned by them, (ii) to appoint Jaguar and FireSub as their proxy to vote their shares of Common Stock in connection with the Merger Agreement, and (iii) not to otherwise transfer any of their shares of Common Stock.  The Voting Agreements will terminate upon the termination of the Merger Agreement.  The provisions of each of the Voting Agreements are identical except for the party names and the number of shares subject to such agreements.

References to, and descriptions of, the Merger Agreement and Voting Agreements in this Item 4 are qualified in their entirety by the Merger Agreement and Voting Agreements, which are filed as Exhibits to this Statement on Schedule 13D and which are incorporated herein in their entirety where such reference and descriptions appear.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer

Based on information provided by the Issuer in the Merger Agreement, the Reporting Persons believe that as of September 30, 2003 there were 3,669,121 shares of Common Stock of the Issuer outstanding.  Based on such number of outstanding shares, the Reporting Persons report the following holdings of Common Stock and corresponding percentage interest of total shares of Common Stock outstanding:

As a result of the Voting Agreement, Jaguar and FireSub may each be deemed to beneficially own the 1,665,535 shares of Common Stock (45.4%) beneficially owned by the GAP Stockholders.

By virtue of being the managing member of Jaguar, Riverland may be deemed to beneficially own the 1,665,535 shares of Common Stock (45.4%) beneficially owned by Jaguar.

By virtue of being the sole member of Riverland, Mr. Croxall may be deemed to beneficially own the 1,665,535 shares of Common Stock (45.4%) beneficially owned by Riverland.

To the knowledge of the Reporting Persons, Laikin does not directly or indirectly beneficially own any shares of Common Stock of the Issuer, other than his interest as a non-managing member of Jaguar.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock except to the extent of his or its pecuniary interest therein.

Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, none of the Reporting Persons or Laikin has effected any transaction relating to the Common Stock during the past 60 days.

No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons or Laikin on the date of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement on Schedule 13D is hereby incorporated by this reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits to this Statement on Schedule 13D:
Exhibit 1	Joint Reporting Agreement dated as of October 18, 2003 by and among Jaguar Technology Holdings, LLC, Fire Transaction Sub, Inc., Riverland Enterprises LLC, and Douglas Croxall.
Exhibit 2

Agreement and Plan of Merger, dated as of October 8, 2003, by and among Firepond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 3

Tender and Voting Agreement, dated as of October 8, 2003, by and among GAP Coinvestment Partners, L.P., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 4

Tender and Voting Agreement, dated as of October 8, 2003, by and among GAP Coinvestment Partners II, L.P., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 5

Tender and Voting Agreement, dated as of October 8, 2003, by and among General Atlantic Partners 40, L.P., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 6

Tender and Voting Agreement, dated as of October 8, 2003, by and among General Atlantic Partners 46, L.P., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 7

Tender and Voting Agreement, dated as of October 8, 2003, by and among General Atlantic Partners 52, L.P., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.6 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 8	Financing Commitment Letter issued by TSD Investments, LLC to Jaguar Technology Holdings, LLC dated as of October 8, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2003	JAGUAR TECHNOLOGY HOLDINGS, LLC

By: Riverland Enterprises LLC, its managing member

	By:	/s/ Douglas Croxall
	Name:	Douglas Croxall, sole member

October 18, 2003	FIRE TRANSACTION SUB, INC.

	By:	/s/ Douglas Croxall
	Name:	Douglas Croxall, President

October 18, 2003	RIVERLAND ENTERPRISES LLC

	By:	/s/ Douglas Croxall
	Name:	Douglas Croxall, sole member

October 18, 2003	DOUGLAS CROXALL

/s/ Douglas Croxall

EXHIBIT INDEX

Exhibit 1	Joint Reporting Agreement dated as of October 18, 2003 by and among Jaguar Technology Holdings, LLC, Fire Transaction Sub, Inc., Riverland Enterprises LLC, and Douglas Croxall.

Exhibit 2

Agreement and Plan of Merger, dated as of October 8, 2003, by and among Firepond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 3

Tender and Voting Agreement, dated as of October 8, 2003, by and among GAP Coinvestment Partners, L.P., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 4

Tender and Voting Agreement, dated as of October 8, 2003, by and among GAP Coinvestment Partners II, L.P., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 5

Tender and Voting Agreement, dated as of October 8, 2003, by and among General Atlantic Partners 40, L.P., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 6

Tender and Voting Agreement, dated as of October 8, 2003, by and among General Atlantic Partners 46, L.P., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 7

Tender and Voting Agreement, dated as of October 8, 2003, by and among General Atlantic Partners 52, L.P., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc. (incorporated by reference to Exhibit 2.6 to the Current Report on Form 8-K of the Issuer dated October 14, 2003).

Exhibit 8	Financing Commitment Letter issued by TSD Investments, LLC to Jaguar Technology Holdings, LLC dated as of October 8, 2003.